T. Rowe Price Capital Appreciation Fund

T. Rowe Price Capital Appreciation Fund

T. Rowe Price Capital Appreciation Fund - Advisor Class

Investments in mortgage- and asset-backed securities were added to the fund’s principal investment strategies and the following operating policy was added with respect to such investments:

Operating policy.  Fund investments in mortgage- and asset-backed securities are limited to 10% of total assets.